

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2014

Via E-mail
William L. Hedgepeth II
President and Chief Executive Officer
New Century Bancorp, Inc.
700 W. Cumberland Street
Dunn, North Carolina 28334

> **Re: New Century Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 15, 2014**
> **File No. 333-193375**

Dear Mr. Hedgepeth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Registration Statement Cover Page

1. We note that you will exchange Select Preferred Stock for New Century Preferred stock. Please provide us with your analysis as to why the preferred shares do not need to be registered on this form S-4.

Joint Proxy Statement/Prospectus Cover Page

2. Disclose the percentage of the combined company to be held by Select shareholders following the merger.

3. Revise the cover page to clarify that the adjustment feature caps the value of the common stock to be issued for all of the shares of Select to $31.5 million.

Summary

Select Bancorp Directors and Executive Officers may have Interests… page 10

4. Please expand each bullet point to quantify the aggregate amount to be paid for each type of benefit or rework the disclosure to quantify the aggregate amount each director and officer will receive as a result of the merger. Revise the main section to provide granular disclosure and quantification by person.

Material Federal Income Tax Consequences of the Merger…, page 12

5. You must obtain and file an Item 601(b)(8) tax opinion prior to effectiveness. Revise this section and the subheading to state that tax counsel opined that the transaction will be tax free to shareholders. In addition, state that you filed this opinion as an exhibit to the registration statement. Please make corresponding changes to the Q&A and main section.

Risk Factors, page 19

6. Risk Factor subheadings should state clearly the risk involved. Please revise the second subheading on page 21 to state the risk of discouraging potential acquirers; the second subheading on page 24 to state risks of expansion and the first and second subheadings on page 27.

7. You have several risk factors on your growth strategy. Please place like risks together.

The opinion obtained by Select and NCBC…, page 21

8. Revise this section to clarify why the failure to update the opinions is a risk to shareholders, since the obligation of the boards of the respective companies to make a recommendation to their shareholders continues even without an updated opinion.

If the merger does not constitute a reorganization…, page 22

9. Revise this risk factor to place the risk that the merger may be taxable in context for investors. We note that counsel will opine upon the tax consequences. Are there particular factors that make the tax consequences less certain? Revise this section and your tax discussion on page 71.

The Merger, page 42

10. Please provide the staff with all opinions, reports or other presentations provided by the financial experts to the relevant companies.

11. We note that New Century and Select each provided projections to the financial advisor for the other party. Please provide us with your analysis as to whether either set of projections

contained material non public information. Revise the registration statement to disclose all material non public information provided by either party to the other party or to the other party's financial advisor.

NCBC's Reasons for the Merger…, page 45

12. If the referenced accretion to earnings, revenue enhancements or operating efficiencies have been quantified, please disclose.

Opinion of Select Bancorp's Financial Advisor, page 47

13. Eliminate or revise the last sentence of the second paragraph stating that the description is not complete. You must disclose all material analyses underlying the opinion.

14. Eliminate or revise the last bullet on page 48 because you must summarize all material factors.

Opinion of NCBC's Financial Advisor, page 57

15. Eliminate or revise the last bullet on page 58 because you must summarize all material factors.

16. Expand the disclosure in the last paragraph on compensation received in the past two years to include all compensation, not just compensation for investment banking. Please refer to Section 1015(b)(4) of Regulation M-A.

Material U.S. Federal Income Tax Consequences of the Merger

Tax Consequences of the Merger Generally, page 71

17. Recast the first sentence to be clear that you have an opinion of counsel that the merger will be a Section 368(a) reorganization. Make corresponding changes to the first sentence on page 72.

18. Eliminate the phrase "assuming such tax treatment" in first phrase of the second sentence because it assumes the substance of the opinion you are required to provide.

19. Clarify that the opinion of counsel opines that shareholders will recognize no gain or loss for shares received.

20. State that the legal opinion is filed as an exhibit to the registration statement.

21. Delete the language on page 73 that the discussion is "for general information purposes only," as it is inappropriate.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 2 – Accounting Policies and Financial Statement Classifications, page 92

22. We note your disclosure that upon completion of the review of the accounting policies of both New Century and Select, conforming adjustments or financial statement reclassifications may be determined. Please update your disclosure to discuss any changes in policies, conforming adjustments and / or reclassifications as a result of this review and ensure that all pro forma financial information is appropriately presented.

Note 5 – Pro Forma Adjustments, page 93

23. We note your disclosure that Select has $1.5 million in goodwill as of September 30, 2013, which will be evaluated for impairment prior to completion of the merger. Please eliminate this goodwill in the pro forma balance sheet or tell us specifically how you determined that this goodwill should not be eliminated.

Asset/Liability Management, page 129

24. In the risk factor on page 27, you discuss the impact of interest rates on your income and presumably upon the overall value of your institution. We note your presentation of your cumulative gap position. Since the movement of interest rates is so critical to your business, please tell us whether you conduct any interest rate risk sensitivity testing either for management or regulatory purposes. If you do conduct that sort of analysis, please supplementally provide us with a copy of your most recent evaluation.

Select Bancorp's Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 159

25. We note your disclosure on pages 159 and 160 that there were $1.675 million and $2.276 million of impaired loans at December 31, 2012 and 2011, respectively. We also note your disclosure on pages FB-34 and FB-35 stating that the recorded investment in impaired loans was $2.036 million and $2.303 million. Please explain this difference and adjust your disclosures as deemed necessary to reconcile these amounts.

PartII.

Exhibit 8.1

26. Opining that that "the material United States federal income tax consequences to the shareholders of Select are fairly summarized in the discussion" is not sufficient to satisfy the opinion requirement of Item 601 (b)(8) because a description of the law does not satisfy the requirement to provide an opinion on the material tax consequences of the transaction.

Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Please also refer to Corporation Finance's Staff Legal Bulletin No. 19 for further guidance.

27. If you intend your tax opinion to be in "short-form," then the tax disclosure in the prospectus serves as the tax opinion, and the opinion filed as Exhibit 8 to the registration statement must confirm this. Please revise both accordingly. The Exhibit 8 short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel, and that disclosure must clearly identify and articulate the opinion being rendered. For more information, please refer to Corporation Finance's Staff Legal Bulletin No. 19.

28. Revise the second to last paragraph to remove the implication that shareholders cannot rely upon the tax opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen, Staff Accountant, at 202-551-3697 or Michael Volley, Staff Accountant, at 202-551-3437, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services